

Mail Stop 3010

August 21, 2009

Mark E. Zalatoris
President and Chief Executive Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland Real Estate Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32185**

Dear Mr. Zalatoris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 2. Properties, page 17

1. Please disclose the average effective annual rental per square foot or unit for each of the last five years. Please provide this disclosure in future filings and tell us how you plan to comply.

2. We note your chart beginning on page 16. Please tell us what you mean by "financial occupancy" and confirm that you will provide similar disclosure in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 106

3. We note your statements on page 106 that "[t]he representations, warranties and covenants made by us in any agreement filed as an exhibit to Annual Report on Form 10-K are solely made for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you. Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs." Please note that it is not appropriate to disclaim information or otherwise indicate that such information should not be relied upon. Please revise your future filings accordingly and tell us how you intend to comply.

Item 15. Exhibits, Financial Statement Schedules, page 106

4. It appears that Exhibit 10.1 listed in the Exhibit Index to the Form 10-K omits schedules or exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file the complete agreement for all material contracts and does not provide for the omission of any attachments to those agreements. Please file all schedules and exhibits to Exhibit 10.1 or explain to us why you have omitted such materials.

Schedule 14A

Compensation Discussion and Analysis, page 19

5. We note your disclosure that you determine the appropriate level for each element of compensation based in part on competitive benchmarking and that your management and the compensation committee review surveys of industry compensation practices, such as the 2008 National Association of Real Estate Investment Trusts ("NAREIT") Compensation Survey, to provide relevant market data and informally compare the compensation paid to your named executive officers with that paid by other REITs in the retail sector and by all REITs with a total capitalization of between $1 billion and $2.99 billion and between 50 to 199 full-time employees. Please disclose the names of the companies in these two peer groups and discuss how you use these peer groups in benchmarking compensation. Additionally, please disclose where your compensation fell within the range of companies to whom you compared yourself for each element of compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. Please

provide this disclosure in future filings and supplementally provide your proposed
disclosure.

Annual Cash Incentive Bonus, page 20

6. We note your statements on page 22 that (i) up to 50% of Mr. Zalatoris' bonus
will be determined in the discretion of the compensation committee based on a
subjective assessment of Mr. Zalatoris' performance, (ii) up to 25% of the bonus
available to other named executive officers will be determined in the discretion of
your chief executive officer based on a subjective assessment of the executive's
performance and (iii) up to an additional 25% of the bonus available to other
named executive officers will be dependent upon each executive achieving a
personal goal. We further note that your stock based incentive compensation is
determined in a similar manner. Please provide an analysis of how individual
performance, including a description of the personal goals set and the factors
considered by the compensation committee and/or your chief executive officer,
contributed to the bonus and stock based incentive compensation levels as well as
any other individual elements of compensation and explain how you determined
these amounts. Confirm that you will provide similar disclosure in future filings.
Refer to Item 402(b)(2)(vii) of Regulation S-K.

   As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel